August 30, 2016

U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Mr. Martin James, Senior Assistant Chief Accountant

Office of Electronics and Machinery

Mail Stop 3030

Washington, DC 20549

USA

Re:	Silicon Motion Technology Corporation

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 29, 2016

Form 6-K filed July 22, 2016

File No. 000-51380

Dear Mr. James:

Reference is made to the letter received from the Commission dated August 2, 2016 regarding Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) and Form 6-K filed on July 22, 2016 of Silicon Motion Technology Corporation (“SMTC” or the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. SMTC’s responses to the comments are as follows.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 1. Organization and Operations

Cash Equivalents, page F-9

1.	We note that you consider all highly liquid investments to be cash equivalents. Please tell us whether any of your cash equivalents have original maturities of more than three months and explain how you considered the definition of cash equivalents in ASC 305-10-20. To the extent you have significant investments with original maturities greater than three months, expand your accounting policy disclosure to identify the types of investments you have classified as cash equivalents and describe how such investments meet the characteristics of a cash equivalent.

8F-1, #36 Taiyuan St., Jhubei City, Hsinchu County 30265, Taiwan     Tel: +886-3-552-6888    Fax: +886-3-552-6988

www.siliconmotion.com

SMTC’s Response:

We respectfully inform the Commission that our cash equivalents are all time deposits and, while 20% of all deposits have original maturities of three months or less, we also include the remaining 80% of our time deposits, those with original maturities that range from three months to up to 12 months (“3-12 Months Time Deposits”), as cash equivalents because we believe these investments also meet the characteristics of cash equivalents as defined by FASB ASC 305-10-20, which states that cash equivalents have both of the following characteristics:

i)	readily convertible to known amounts of cash; and

ii)	so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

While we appreciate that generally only investments with original maturities of three months or less qualify under the ASC 305-10-20 definition of cash equivalents, all of our 3-12 Months Time Deposits are with banks in Taiwan, where the characteristics of time deposits are slightly different from those in the US. We believe these differences are sufficient for us to appropriately classify these investments as cash equivalents.

Our 3-12 Months Time Deposits can be readily converted into known amounts of cash. These time deposits are all with Taiwan’s highest quality banks in terms of credit risk, reputation and scale, including KGI Bank, Cathay United Bank, Shin Kong Commercial Bank and Bank SinoPac, and benefit from the Taiwan government’s deposit insurance. Prior to maturity of a deposit, we can withdraw our funds on demand, without advance notice to the bank and with the principal of our deposit not subject to any early withdrawal penalties. We believe the credit and liquidity risks of our investments in these time deposits are comparable to the risks of investments in time deposits with original maturity of less than three months.

Our 3-12 Months Time Deposits are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Interest rates are fixed for all our time deposits and we almost always hold these investments to maturity. In the rare instances where we withdrew before maturity, interests received adjusted for shorter holding periods were not materially different from interests received if the deposits were held until maturity. These time deposits do not trade on a market and thus the value of the principle balance is not subject to market conditions.

To provide clearer disclosure, we advise the Commission that we will expand our accounting policy disclosure of cash equivalents in our future filings on our next Form 20-F for the fiscal year ending December 31, 2016, which will be disclosed as follows:

“The Company considers all highly liquid instruments acquired with a remaining maturity of three months or less when purchased to be cash equivalents. In addition, time deposits with maturities ranging from more than three months to one year are considered qualified as cash equivalents as the nature of the time deposits are similar to cash such that they can be readily converted into known amounts of cash with the principal of the time deposits protected and not subject to penalty in the event of an early withdrawal. Also, the risk of changes in value because of changes in interest rates is insignificant due to the fact that the Company can still earn interest based on a rate close to the on-going published interest rate applicable for the actual period of the time deposits in the event of an early withdrawal. Cash and cash equivalents are stated at cost, which approximates their fair value.”

Note 3. Business Acquisition, page F-17

2.	We note that in conjunction with your acquisition of Shannon Systems, you valued the 1,560 thousand shares you issued over the 20-day period before the terms of the acquisition were agreed to and announced. Please explain to us how you considered the guidance of ASC 805-30-30-7 which indicates consideration shall be valued at acquisition date fair value.

SMTC’s Response:

We respectfully advise the Commission that, in determining the value of the share consideration used in the purchase price allocation analysis, we acknowledge and agree that the quoted price of $34.45 per SMTC ADS on July 1, 2015, the acquisition date, should be used as the reference to determine the fair value of the share consideration issued in accordance with ASC 805-30-30-7, instead of the average ADS share price over the 20-day period before the terms of the acquisition were agreed to and announced which was $28.8155. We wish to inform the Commission that we considered the following factors when determining the fair value of the shares issued:

(A) Consideration of Share Price on July 1, 2015, the Acquisition Date

On July 1, 2015, the Company completed the acquisition and the quoted closing price of SMTC ADS on that day was $34.45, which should be used as the reference price to determine the fair value of the consideration issued in SMTC ADSs in accordance with ASC 805-30-30-7. Since each ADS represents four ordinary shares, the reference price was $8.61 per SMTC ordinary shares ($34.45/4=$8.61). Therefore, the value of 1,560 thousand ordinary shares issued to the Seller based on the reference price should be $13,432 thousand (1,560 thousand ordinary shares*$8.61 = $13,432 thousand).

(B) Lock-up Restriction and Unregistered Nature on the Shares

However, in accordance with ASC 820-10-35-2B, “,,,.when measuring fair value a reporting entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Such characteristics include, for example, the following: a. The condition and location of the asset and b. Restrictions, if any, on the sale or use of the asset.” Accordingly, the Company also wishes to inform the Commission that the shares issued are unregistered shares and these shares are also subject to a 5 year lock-up period where 20% of the total shares are released from lock-up at each anniversary of the acquisition date. Until lock-up conditions have been fulfilled, consent will not be given by the issuer for the shares to be sold.

We considered the following implementation guidance under ASC 820-10-55-52 and determined that the fair value of the shares should include the cost of the restrictive characteristics of their unregistered nature and lock-up terms. If hypothetically these shares were transferred to market participants, the restriction would be transferred to market participants as well. The impact was determined to be approximately $2.755 per share based on the observable historical volatility for the past 5 years. As a result, the adjusted value per ordinary share should have been $5.855 ($8.61-$2.755=$5.855) and the adjusted acquisition date fair value should have been $9,134 thousand (1,560 thousand shares * $5.855).

“….The restriction is a characteristic of the instrument and, therefore, would be transferred to market participants. In that case, the fair value of the instrument would be measured on the basis of the quoted price for an otherwise identical unrestricted equity instrument of the same issuer that trades in a public market, adjusted to reflect the effect of the restriction. The adjustment would reflect the amount market participants would demand because of the risk relating to the inability to access a public market for the instrument for the specified period.”

(C) Fair Value of the Shares at the Acquisition Date

We disclosed on page F-17 that the Company issued 1,560 thousand ordinary shares with fair value of US$7,640 thousand. Such amount was determined based on $11,235 thousand (the value of 1,560 thousand ordinary shares based on $28.8155, the average ADS share price over the 20-day period) less the adjustment of $3,595 thousand from the restrictions related to the unregistered nature and lock-up terms of the shares stated in (B). Since the difference between this amount and the fair value of considerations issued in shares based on the acquisition date quoted share price adjusted for restrictions indicated in (B) was approximately $1,494 thousand ($9,134 thousand -$7,640 thousand = $1,494 thousand) or 3.3% of total consideration paid in connection with the acquisition, or 0.34% of the Company’s consolidated assets as of December 31, 2015, such difference was not deemed material quantitatively. We also considered that such difference would not impact any performance bonus nor our investors’ judgment or decision.

Therefore, from both quantitative and qualitative perspectives, we respectfully inform the Commission that such difference was not deemed material to the consolidated financial statements as a whole and therefore, we do not intend to make a correction to the consolidated financial statements.

Note 13. Income Taxes, page F-26

3.	Refer to the tax rate reconciliation table and tell us how you determined the amounts presented as ‘Tax on pretax income at statutory rate’ since immediately preceding the table you disclose that the statutory rate is zero. Please tell us your significant tax jurisdictions and the statutory rate in those countries.

SMTC’s Response:

We wish to inform the Commission that SMTC is a Cayman Islands company with a zero statutory tax rate. SMTC however operates in several jurisdictions where their statutory tax rates are other than zero. Our primary operating legal entities are Silicon Motion, Inc. (“SMI Taiwan”), FCI Inc. (“FCI”), and Silicon Motion Technology (HK) Ltd. (“SMT-HK”); the statutory tax rates of the jurisdictions of these entities are as follows:

Name of Entity	Jurisdiction of Incorporation	Statutory Rate

SMI Taiwan	Taiwan	17%

FCI	Korea	21.52%

SMT-HK	Hong Kong	16.5%

To make it more clear, we advise the Commission that we will expand our income taxes disclosure to include the material foreign jurisdictions and their tax rates as well as revise the first line of the tax rate reconciliation table from “Cayman statutory rate” to “Tax expense at statutory rate of Cayman” and the second line from “Tax on pretax income at statutory rate” to “Differences between Cayman and foreign statutory tax rates” in our future filings on Form 20-F.

4.	We note that you have tax exempt income in Taiwan. If this represents a tax holiday, please revise future filings to disclose the aggregate dollar and per share effects of the tax holiday and briefly describe the factual circumstances. Refer to SAB Topic 11.C.

SMTC’s Response:

Considering SAB Topic 11.C, we advise the Commission that we will revise our disclosure on tax exempt income in our future filings on Form 20-F as follows:

“The tax savings and per share effects of the tax exemption was $XX and $XX for the year ended December 31, 2016. The amount of tax exempt income was determined based on the profits generated from certain tax exempt products when SMI Taiwan met certain criteria set by the Taiwan tax authorities every year.”

Note 14. Shareholders’ Equity, page F-28

5.	We note that SMI Taiwan is subject to restrictions that could affect your ability to pay cash or stock dividends. Please tell us your consideration of disclosing the amounts of retained earnings or net income restricted or free from restriction. Refer to Rule 4-08(e) of Regulation S-X.

SMTC’s Response:

We wish to inform the Commission that the only restriction that could affect SMI Taiwan’s ability to pay cash or stock dividends is that SMI Taiwan must reserve 10% of remaining balance from the profit of the current year as legal reserve after deductions for payment of taxes and recovery of prior years’ deficits.

Furthermore, according to the Company Act of Taiwan, the legal reserve shall be set aside until it equals an entity’s paid-in capital. Legal reserve may be used to offset a deficit. If an entity has no deficit and the legal reserve has exceeded 25% of an entity’s paid-in capital, the excess may be distributed, including as dividend payments. As of December 31, 2015, the restricted legal reserve which cannot be distributed of SMI Taiwan was $8,700 thousand, equivalent to approximately 2.5% of SMTC’s consolidated net assets, well within the 25% disclosure threshold specified in Rule 4-08(e) of Regulation S-X.

Form 6-K filed July 22, 2016

Exhibit 99.1

6.	We note that in your earnings release, including the Financial Highlights section, you disclosed several non-GAAP measures - such as gross margin (non-GAAP), operating margin (non-GAAP), diluted earnings per ADS (non-GAAP), net income (non-GAAP) and EPS (non-GAAP) but you did not disclose and discuss the most directly comparable GAAP measures. Further, we note that you have not provided the required reconciliations to the most directly comparable GAAP measures for the non-GAAP measures gross profit

(non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), and diluted earnings per ADS (non-GAAP) as required by Rule 100(a) of Regulation G. Please revise your presentations of non-GAAP measures in future filings to provide the information.

SMTC’s Response:

We will revise our presentations of non-GAAP measures in future filings, beginning with our next quarterly earnings press release furnished on Form 6-K, to include disclosure and discussion of the most directly comparable GAAP measure with all non-GAAP measures as well as the required reconciliations of GAAP to non-GAAP measures as required by Rule 100(a) of Regulation G.

Specifically, in the Financial Highlights section of our next earnings press release, we will disclose both GAAP and non-GAAP measures, likely according to the following format:

Financial Highlights

•	Net sales of $#.# million (up #% Q/Q and up #% Y/Y)

•	Gross margin (GAAP) of #.#%; gross margin (non-GAAP1) of #.#%

•	Operating margin (GAAP) of #.#%; operating margin (non-GAAP) of #.#%

•	Diluted earnings per ADS (GAAP) of $#.##; diluted earnings per ADS (non-GAAP) of $#.##

Additionally, we will revise our GAAP to non-GAAP reconciliation schedule which we have been providing in our 6-K earnings press releases to ensure compliance with required rules, likely according to the following format shown in Exhibit A in the Appendix to this letter.

7.	Please revise your presentations of non-GAAP measures in future filings to consistently use titles for the measures that are clearly distinguishable from the comparable GAAP titles. For example, revise the discussions throughout the filing to use the same titles as those used in the reconciliation tables, such as non-GAAP net income, non-GAAP gross margins, non-GAAP diluted earnings per ADS, since your use of parentheses to identify the non-GAAP measures in the discussion sections may be confusing to investors. Further, you appear to be using the terms “diluted earnings per ADS” and “diluted earnings per ADS (non-GAAP)” interchangeably in discussing the period over period change of non-GAAP results.

SMTC’s Response:

We will revise our presentation of non-GAAP measures in future filings to consistently use titles for measures that are clearly distinguishable from comparable GAAP titles. The primary non-GAAP measure that we use in our earnings press release are gross margin (non-GAAP), operating expense (non-GAAP), operating margin (non-GAAP), net income (non-GAAP) and earnings per diluted ADS (non-GAAP), which correspond to the comparable GAAP measures gross margin, operating expense, operating margin, net income and earnings per diluted ADS.

We will also not use the terms “diluted earnings per ADS” and “diluted earnings per ADS (non-GAAP)” interchangeably in discussing the period over period change of non-GAAP results. If we were to re-write the relevant section of our most recent earnings press release, it would be as follows:

TAIPEI, Taiwan and MILPITAS, Calif., July 22, 2016 – Silicon Motion Technology Corporation (NasdaqGS:SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2016. For the second quarter, net sales increased sequentially to $140.7 million from $112.7 million in the first quarter. Net income (GAAP) for the second quarter increased to $29.0 million or $0.82 per diluted ADS (GAAP) from a net income (GAAP) of $23.0 million or $0.65 per diluted ADS (GAAP) in the first quarter.

Net income (non-GAAP) increased to $30.7 million or $0.86 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $24.3 million or $0.68 per diluted ADS (non-GAAP) in the first quarter.

8.	We note that the adjustments to your non-GAAP net income on page 8 appear to have been made on a gross basis without any corresponding adjustment for the current income tax effects even though your reconciliation begins with an after-tax GAAP amount. That presentation is inconsistent with Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on May 17, 2016. Please review this guidance when preparing your future filings.

SMTC’s Response:

Our adjustments to our non-GAAP net income, while the figures were small, were made with corresponding adjustments for the effects of income tax. The adjustments were as follows:

Net income (GAAP)	$29.047
Pre-tax non-GAAP adjustments:
Stock-based compensation	0.472
Amortization of intangibles	0.526
Litigation expense	0.010
Foreign exchange loss (gain)	0.488
Income tax effects on pre-tax non-GAAP adjustments:
Stock-based compensation	0.002
Amortization of intangibles	0.000
Litigation expense	(0.002)
Foreign exchange loss (gain)	0.162
Net income (non-GAAP)	$30.705

By revising the GAAP to non-GAAP reconciliation schedule in our future earnings press release (please refer to our reply to your question 6 and Exhibit A to this letter), investors’ understanding of the income tax effects to our pre-tax non-GAAP adjustments should be clearer.

9.	We note you are adjusting your non-GAAP measures for foreign exchange gains and losses and non-recurring litigation expenses that appear to be normal, recurring operating expenses necessary to operate your business. Further, we note that while you refer to non-recurring litigation expenses you have reported these expenses in each period presented. As a result, your presentation may be inconsistent with Questions 100.01 and 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

SMTC’s Response:

Our non-GAAP adjustments include foreign exchange gains and losses and litigation expenses. In our future 6-K earnings press releases, we will refrain from referring to these two non-GAAP adjustments as non-recurring. We will however continue to use these two non-GAAP adjustments as we believe investors benefit from insights related to our earnings performance with these two adjustments, which we will explain below, and the application of these two adjustments is consistent with Questions 100.01 and 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. The usage of these two adjustments is consistent with how internally we plan our business and measure our performance.

A few of our operating subsidiaries, specifically FCI and Shannon Systems, use foreign currencies as their functional currencies (the Korean Won and Chinese Renminbi, respectively). At the end of each financial reporting period, assets and liabilities of the balance sheets of these entities are translated from their foreign currency amounts to US Dollar equivalents at the rate of the balance sheet closing date. Foreign exchange translational gains and losses arise when rates change between reporting periods and are not the result of business transactions.

We exclude foreign exchange gains and losses from our non-GAAP measures because: (i) we have no control over the change in value of foreign currencies relative to the US Dollar, the cause of foreign exchange gains and losses; (ii) foreign gains and losses are translational (not transactional) and may reverse or expand abruptly and unpredictably when foreign exchange rates change; (iii) we do not procure hedging instruments to manage our foreign exchange gains and losses and do not believe the procurement of expensive hedging instruments is in the best interest of our shareholders; (iv) foreign exchange gains and losses are not considered by management in making operating decisions; (v) we believe such gains and losses do not reflect the performance of our ongoing operations; and (vi) exclusion of these gains and losses enables investors to better monitor and understand changes in our ability to generate income and cash flow from our ongoing business operations.

We also exclude litigation settlement gains, losses and expenses related to the resolution of other-than-ordinary-course threatened and actually filed lawsuits and other-than-ordinary-course contractual disputes from our non-GAAP measures because: (i) they are not considered by management in making operating decisions; (ii) such litigation have been infrequent in nature; (iii) such gains, losses and expenses are generally no directly controlled by management; (iv) we believe such gains, losses and expenses do not necessarily reflect the performance of our ongoing operations for the period in which such changes are recognized; and (v) exclusion of these gains, losses and expenses enables investors to better monitor and understand changes in our ability to generate income and cash flow from our ongoing business operations

10.	Please revise future filings to include a reconciliation, to the extent available without unreasonable efforts, for your non-GAAP forward-looking information shown on page 4. Refer to Rule 100(a)(2) of Regulation G.

SMTC’s Response:

In our next earnings press release we will add a reconciliation of non-GAAP forward looking information to GAAP. We expect our reconciliation will be in a format similar to this:

For the [    ] quarter of 2016, management expects:

	GAAP	Non-GAAP Adjustments	Non-GAAP
Revenue	+[ ]% to +[ ]% Q/Q	—	+[ ]% to +[ ]% Q/Q
Gross margin	[ ]% to [ ]%	—	[ ]% to [ ]%
Operating margin	[ ]% to [ ]%	Approximately $[ ] million(1)	[ ]% to [ ]%

(1)	Operating expenses (non-GAAP) excludes stock-based compensation expense.

The Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact us.

Sincerely,

/s/ Wallace C. Kou

Wallace C. Kou

Chief Executive Officer

cc:	Riyadh Lai (SMTC)
Sherrie Dobrow & Ricky Lin (Deloitte & Touche)
Christopher Cunningham (K&L Gates)

Appendix:

EXHIBIT A

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

($ in thousands, except percentages and per ADS data, unaudited)

For the Three Months Ended
	Jun. 30, 2015	Mar. 31, 2016	Jun. 30, 2016
Gross profit (GAAP)
Gross margin (GAAP)
Stock-based compensation expense(A)
Gross profit (non-GAAP)
Gross margin (non-GAAP)

Operating expenses (GAAP)
Stock-based compensation expense (A)
Amortization of intangible assets
Litigation expense
Acquisition-related expense
Operating expenses (non-GAAP)

Operating profit (GAAP)
Operating margin (GAAP)
Total adjustments to operating profit
Operating profit (non-GAAP)
Operating margin (non-GAAP)

Non-operating income (expense) (GAAP)
Foreign exchange loss (gain), net
Non-operating income (expense) (non-GAAP)

Net income (GAAP)
Total pre-tax impact of non-GAAP adjustments
Income tax impact of non-GAAP adjustments
Net income (non-GAAP)

Diluted earnings per ADS (GAAP)
Diluted earnings per ADS (non-GAAP)

Shares used in computing GAAP diluted earnings per ADS
Non-GAAP Adjustments
Shares used in computing non-GAAP diluted earnings per ADS

(A) Excludes stock-based compensation as follows:	For the Three Months Ended
	Jun. 30, 2015	Mar. 31, 2016	Jun. 30, 2016
Cost of Sales
Research & development
Sales & marketing
General & administrative